EXHIBIT 99.1

HEXO Corp reports financial results for the fourth quarter and 2019 fiscal year

Net Revenue of $15.4M, Up from $13.0M in Prior Quarter

Adult Use Revenue increases 30% from Prior Quarter

Key highlights of Fourth Quarter of 2019 fiscal year

  Closed the acquisition of Newstrike Brands Ltd. (“Newstrike”)
  Transferred U.S. listing from the NYSE American to the New York Stock Exchange
  Secured European medical cannabis license through Greek affiliate, HEXO MED S.A.
  Adult-use grams and gram equivalents sold increased 45% from Q3 to 4,009 kg
  Produced approximately 16,824 kg of dried cannabis, a 72% increase from Q3

Subsequent to quarter end:

  Launched the Original Stash brand that competes with black market prices
  HEXO’s JV with Molson Coors Canada, Truss Beverages Co., announced first beverage brand for 2.0, Flow Glow, a partnership with Flow Glow Beverages Inc. water for CBD infused beverages
  Announced a $70M private placement of 8% unsecured convertible debentures.
  Obtained research and Phase 1 license for Belleville, and sale of cannabis topicals, extracts, edibles and beverages for Gatineau facility

GATINEAU, Quebec, Oct. 29, 2019 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX:HEXO; NYSE:HEXO) (“HEXO” or the "Company") today reported its financial results for the fourth quarter and fiscal year ended July 31, 2019. All amounts are expressed in thousands of Canadian dollars, unless otherwise noted and except for per gram, kilogram amounts and their equivalents.

“We are at the end of the first year of adult use legalization in Canada, which was an incredible year full of successes and challenges across the industry.  We’ve gone from $4.9M to $59.3M in gross revenue in just one year. This type of revenue growth is a testament to the Company’s resilience and capacity to pivot in the face of uncertainty,” said Sebastien St-Louis, CEO and co-founder of HEXO Corp. “I am confident that our multi-brand approach, focusing on customer demand, re-evaluating our strain mix, as well as the introduction of new products to counter the black market, will help us increase our market share and total revenue”.

During the fourth quarter, HEXO closed the Newstrike acquisition on May 24, 2019, increasing its production, diversifying total market penetration, and incorporating the UP brand to its brand portfolio. Shortly after, the Company entered into a supply agreement with the Alberta Gaming, Liquor and Cannabis Commission (“AGLC”) and listed 18 additional products with the Ontario Cannabis Store.

“Above and beyond significantly increasing our retail reach to nine provinces, we’ve also launched Original Stash, the industry’s first true value brand, which we believe will not only compete directly with the illicit market but also contribute to a significant increase in sell-through,” added St-Louis.

Financial Position

As at July 31, 2019, the Company held cash, cash equivalents and short-term investments of $139,505. The Company has a $65,000 credit facility with a syndicate of Canadian chartered banks. This consists of $50,000 available term credit and a $15,000 revolving line of credit which will be used in part to finance the continuing expansion of the Gatineau campus as well as the leasehold improvements at the Belleville facility without diluting the shareholders of HEXO.

Operational Update

Subsequent to the end of the year, the Company made the decision to scale back operations in certain facilities.  The Company reduced its cost structure with the elimination of approximately 200 positions across its departments and locations.  Cultivation has been suspended at the Niagara facility, and in 200,000 sq. ft. of the Company’s Gatineau facility.  The Company determined that given the current market conditions in Canada, additional cultivation space is not required at this time.  HEXO continues to drive improvements in yields and processing facilities.  Operations in the suspended areas can be recommenced when required.  Current annualized production run rate is approximately 80,000 kgs of dried cannabis equivalents, comprised of 45 to 55% dried flower, with the balance comprised of trim, which can be used for a variety of value-added products.

The Company continues to realign its strategy to address changes in the market.  With near-term focus on the following priorities:

  Driving sales through new product offerings and leveraging increased analytics for decision making
  Achieving operational excellence
  Right-sizing our operational expenses to drive towards profitability
  Commissioning our state of the art, manufacturing facility in Belleville
  Continuing to invest in R&D and Intellectual Property
  Future partnerships through our “Powered by HEXO” strategy
  Dedication to Corporate Social Responsibility Initiatives
Operational and Financial Highlights

	For the three months ended		For the twelve months ended
Income Statement Snapshot	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
	$	$	$	$
Gross cannabis revenue	20,517	1,410	59,256	4,934
Excise taxes	(5,122)	–	(11,914)	–
Net revenue from sale of goods	15,395	1,410	47,342	4,934
Ancillary revenue	29	–	199	–
Gross margin before fair value adjustments	5,133	711	21,344	2,841
Gross margin	(13,748)	519	26,925	6,400
Operating expenses	46,902	10,713	111,482	24,367
Loss from operations	(60,650)	(10,194)	(84,557)	(17,967)
Other income/(expenses)	125	(315)	(847)	(5,383)
Net loss before tax recovery	(60,525)	(10,509)	(85,404)	(23,350)
Tax recovery	3,840	–	3,840	–
Total net loss	(56,685)	(10,509)	(81,564)	(23,350)

For the three months ended
Operational Results	July 31, 2019	April 30, 2019	January 31, 2019	October 31, 2018
Avg. gross selling price of adult-use dried gram & gram equivalents ($)	4.74	5.29	5.83	5.45
Kilograms sold of adult-use dried gram & gram equivalents (kg)	4,009	2,759	2,537	952
Avg. gross selling price of medical dried gram & gram equivalents ($)	8.34	9.11	9.15	9.12
Kilograms sold of medical dried gram & gram equivalents (kg)	137	145	152	158
Avg. gross selling price of wholesale gram & gram equivalents ($)	0.56	–	–	–
Kilograms sold of wholesale gram & gram equivalents (kg)	672	–	–	–
Total kilograms produced of dried gram equivalents (kg)	16,824	9,804	4,938	3,550

Revenue

	Q4’ 19	Q3 ’19	Q2 ’19	Q1 ’19	Q4 ’18

ADULT-USE
Adult-use cannabis gross revenue	$18,997	$14,607	$14,792	$5,194	$–
Adult-use excise taxes	(4,937)	(2,741)	(2,587)	(970)	–
Adult-use cannabis net revenue	14,060	11,866	12,205	4,224	–
Dried grams and gram equivalents sold (kg)	4,009	2,759	2,537	952	–
Adult-use gross revenue/gram equivalent	$4.74	$5.29	$5.83	$5.45	$–
Adult-use net revenue/gram equivalent	$3.51	$4.30	$4.81	$4.44	$–

MEDICAL
Medical cannabis gross revenue	$1,142	$1,323	$1,387	$1,436	$1,410
Medical cannabis excise taxes	(185)	(233)	(216)	(44)	–
Medical cannabis net revenue	957	1,090	1,171	1,392	1,410
Dried grams and gram equivalents sold (kg)	137	145	152	158	152
Medical gross revenue/gram equivalent	$8.34	$9.11	$9.15	$9.12	$9.26
Medical net revenue/gram equivalent	$6.99	$7.52	$7.73	$8.84	$–

WHOLESALE
Wholesale cannabis gross revenue	$378	$–	$–	$–	$–
Wholesale cannabis excise taxes	–	–	–	–	–
Wholesale cannabis net revenue	378	–	–	–	–
Dried grams and gram equivalents sold (kg)	672	–	–	–	–
Wholesale gross revenue/gram equivalent[2]	$0.56	$–	$–	$–	$–
Wholesale net revenue/gram equivalent[2]	$0.56	$–	$–	$–	$–

ANCILLARY REVENUE[1]	$29	$61	$62	$47	$–
Total net sales	$15,424	$13,017	$13,438	$5,663	$1,410

[1] Revenue outside primary operations of the company
[2] Wholesale revenue per gram was $4.36 prior to a $3.80 return provision per gram, resulting in a wholesale revenue per gram of $0.56.

Fourth Quarter 2019 Highlights

Net revenue in Q4’19 increased to $15,424, compared to $13,017 in the prior quarter, and $1,410 in Q4’18. Adult-use sales in the quarter accounted for 91% of total revenue. Adult-use gross sales increased 30% to $18,997 in Q4’19, compared with $14,607 in the prior quarter and nil in Q4’18. The acquisition of Newstrike contributed $2,770, sales to the AGLC, new in Q4’19, contributed $4,828.

Sales volume in Q4’19 increased 45% to 4,009 kg from 2,759 kg equivalents sold in the prior quarter. The acquisition of Newstrike contributed 396 kg, sales to the AGLC contributed 971 kg. Dried flower and milled products represented 89% of gram equivalents sold during the quarter, a 4% increase from the prior quarter, with oil product sales comprising the balance of the quantity sold.

Gross adult-use revenue per gram equivalent decreased to $4.74 in Q4’19 from $5.29 in the prior quarter, reflective of the provision for sales returns and price adjustments recorded in the period. The provision is reflective of a general best estimate provision for returns and price adjustments based on the Company’s assessment of sell-through and slow moving inventory. Based on the assessment, the Company has estimated the possible returns on inventory held by provinces to be in the amount of $6.7M, which includes price adjustments as a result of a re-evaluation of HEXO’s pricing strategy. This was partially countered by the addition of the premium brand Up cannabis, which commands revenue of $6.80 per gram on dried flower during the quarter. The adult-use net revenue per gram equivalent decreased to $3.51 in Q4’19 from $4.30 in the prior quarter, reflecting the impact of the provision above as well as new sales in Alberta, which imposes on average a 16% higher excise tax rate than Ontario and Quebec.

Gross margin before fair value adjustments for Q4’19 was $5,133, or 33% of net revenue from sale of goods, compared to $6,440 and 49% in the prior quarter. Adjusted gross margin before fair value adjustments for Q4’19 adjusting for sales provisions made to gross revenue for management estimates of price concessions and estimated returns based on return provisions within provincial sales contracts, was $8,561, or 45% of adjusted net revenue from sale of goods adjusting for the same sales provisions made to gross revenue.

Operating expenses increased to $46,902 in the quarter, compared to $10,713 for the comparable quarter year over year, reflecting the significant increase to the scale of our operations.

Loss from operations for the quarter was ($60,650) compared to ($10,194) for the comparable quarter year over year. Excluding non-cash impairment charges in Q4’19, adjusted net loss was ($43,732). The increase in net loss was primarily due to the significant scale of operations and increased stock-based compensation expense due to higher cannabis market value, increased R&D expenditures and an impairment loss on inventory..

Fiscal 2019 Year Highlights

Gross revenue from sale of goods for fiscal 2019 totaled $59,256, an increase of $54,332 as compared to $4,934 in fiscal 2018. The increase is due to the legalization of adult use products in fiscal 2019.

Net revenue from sale of goods for fiscal 2019 increased to $47,541, compared with $4,934 in the prior year. Adult-use sales in the year accounted for 89% of total net revenue from sale of goods.

Adult-use gross sales increased to $42,355 in fiscal 2019, compared with nil in the prior year.

Operating expenses increased to $111,482 in fiscal 2019, compared to $24,367 in the prior year. This increase reflects the significant increase to the scale of our operations.

Loss from operations for the fiscal year was $(85,404), compared to net loss of $(17,966) for the prior year. Excluding non-cash impairment charges in Q4’19, adjusted net loss was $(67,639).  The increase in net loss was primarily due to the significant increase to the scale of operations which happened during the fiscal year.

Outlook
The Company currently estimates Q1’20 net revenue to be in the range of approximately $14,000 to $18,000 This range is reflective of a provision for returns and retroactive adjustments required on inventory held by provinces, which is subject to price adjustments as a result of a re-evaluation of the Company’s pricing strategy.  Furthermore, the Company is targeting to achieve positive adjusted EBITDA in calendar 2020. This is based on certain assumptions made by management regarding store counts in the various provinces as well as operational improvements and cost saving initiatives the Company is seeking to implement.

The Company’s original revenue guidance for fiscal 2020 was retracted due to slower then expected store roll out across Canada, consumer demand-based product mix shifts and lower than expected sell-through.

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company's profile on SEDAR at www.sedar.com and on its website at www.hexocorp.com.

Conference Call
The Company will hold a conference call, October 29th, 2019 to discuss these results. Sebastien St-Louis, CEO, and Stephen Burwash, CFO, will host the call starting at 8:30 a.m. Eastern time. A question and answer period will follow management’s presentation

Date: October 29, 2019
Time: 8:30 a.m. EDT
Webcast: https://event.on24.com/wcc/r/2112048/C13DC676CE53A5FD2CEB4095D0FF4A3A
Replay information: A replay of the call will be accessible by telephone until 11:59 a.m. EDT on November 12, 2019.
Toll Free Dial-In Number: 1-888-390-0541.
Replay Password: 531469#

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:

(819) 317-0526
media@hexo.com